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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

Annual Audited Report
Form X-17A-5
Part III

SEC FILE NUMBER
8-59774

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 **AND ENDING** December 31, 2001

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Caledonian Investment Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

3340 Peachtree Road NE, Suite 1940
(No. and Street)

Atlanta, GA 30326-1082
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lauren B. Jones (404) 364-2180
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Ernst & Young LLP
(Name *–if individual, state last, first, middle name*)

600 Peachtree Street, Suite 2800	Atlanta	Georgia	30308-2215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ___ Public Accountant
- ___ Accountant not resident in United States or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a Statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Lauren B. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Caledonian Investment Partners, LLC, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lauren B. Jones
Signature

Financial Operations Principal
Title

Jane H. Manus
Notary Public

JANE H. MANUS
MY COMMISSION EXPIRES
JAN 10 2006
DEKALB COUNTY, GEORGIA
NOTARY PUBLIC

This report** contains (check all applicable boxes):

x (a) Facing page.
x (b) Statement of Financial Condition.
x (c) Statement of Income (Loss).
x (d) Statement of Cash Flows.
x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Footnote disclosure).
x (g) Computation of Net capital.
__(h) Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3.
__(i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
__(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
__(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
__(m) A copy of the SIPC Supplemental Report.
__(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x (o) Report of Independent Auditors on Internal Control .

*** For conditions of confidential treatment of certain portions of the filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Caledonian Investment Partners LLC

For the year ended December 31, 2001
with Report of Independent Auditors

0202-0276465

Caledonian Investment Partners LLC

Audited Financial Statements
and Supplemental Information

For the year ended December 31, 2001

Contents



Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

The Members
Caledonian Investment Partners LLC

We have audited the accompanying statement of financial condition of Caledonian Investment Partners LLC as of December 31, 2001, and the related statements of income, changes in members' equity, changes in liability subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caledonian Investment Partners LLC as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 15, 2002

Caledonian Investment Partners LLC

Statement of Financial Condition

December 31, 2001

Assets	
Cash	**$ 84,164**
Trade account receivables	**26,544**
Investment securities	**18,900**
Investment in joint ventures	**10,872**
Other assets	**4,160**
Total assets	**$ 144,640**
Liabilities and members' equity	
Liabilities:	
Subordinated loan	**$ 60,000**
Unearned revenue	**16,667**
Accrued expenses	**16,327**
Total liabilities	**92,994**
Members' equity:	
Contributed capital	**389,665**
Retained deficit	**(338,019)**
Total members' equity	**51,646**
Total liabilities and members' equity	**$ 144,640**

See accompanying notes to financial statements.

Caledonian Investment Partners LLC

Statement of Income

For the year ended December 31, 2001

Revenues	
Fee income	$243,499
Income from investment in joint ventures	34,601
Reimbursed expenses	44,592
Total revenues	322,692
Expenses:	
Compensation of members	136,555
General and administrative	89,478
Professional fees	46,318
Travel and entertainment	20,809
Group insurance	12,083
Interest expense	4,800
Total expenses	310,043
Net income	$ 12,649

See accompanying notes to financial statements.

Caledonian Investment Partners LLC

Statement of Changes in Members' Equity

	Contributed Capital	Retained Deficit	Total
Balance at January 1, 2001	$368,645	$(350,668)	$17,977
Capital contributions	**21,020**	–	**21,020**
Net income	–	**12,649**	**12,649**
Balance at December 31, 2001	**$389,665**	**$(338,019)**	**$51,646**

See accompanying notes to financial statements.

Caledonian Investment Partners LLC

Statement of Changes in Liability Subordinated to Claims of General Creditors

For the year ended December 31, 2001

Balance at January 1, 2001	$60,000
2001 activity	–
Balance at December 31, 2001	**$60,000**

See accompanying notes to financial statements.

Caledonian Investment Partners LLC

Statement of Cash Flows

For the year ended December 31, 2001

Operating activities	
Net income:	**$ 12,649**
Adjustments to reconcile net income to net cash used in operating activities:	
Non-cash capital contributions	**6,979**
Changes in operating assets and liabilities:	
Trade account receivables	**(24,054)**
Investment in joint ventures	**(6,820)**
Other assets	**160**
Unearned revenue	**16,667**
Accrued expenses	**(1,379)**
Net cash used in operating activities	**4,202**
Financing activities	
Capital contributions	**14,041**
Net cash provided by financing activities	**14,041**
Increase in cash	**18,243**
Cash at beginning of year	**65,921**
Cash at end of year	**$ 84,164**

See accompanying notes to financial statements.

Caledonian Investment Partners LLC

Notes to Financial Statements

December 31, 2001

1. General Business

Caledonian Investment Partners LLC (the "Company") was formed on January 16, 1998 under the laws of the State of Illinois. The Company was formed to provide investment banking and merger and acquisition advisory services. The Company also operates as a fully disclosed broker dealer and commenced operations on March 10, 1998.

As a limited liability corporation ("LLC"), the personal liability of the Members is generally limited to the amount of their contributed capital. The Members' initial percentage interests were 47.5% Taylor, 47.5% Becton and 5% Preferred Yield, Inc. Members will share in allocations of net profits or losses and in any cash distributions in proportion to their respective ownership percentage. To the extent, however, that the allocation of a net loss to a Member would create or increase a deficit in the Member's capital account, the net loss will be reallocated to the other Members. The reallocation will be first to the Member with the largest capital account, until that Member's capital account is reduced to zero; second, to the remaining Members in proportion to their respective interests, until their capital accounts are reduced to zero; and third, to all Members in proportion to their respective interests. A transfer of any membership interest entitles the transferee to share in allocation of net profits or losses and in any cash distributions but the transferee is not conferred a right to vote or to participate in the management of the Company. The Company will cease to exist on December 31, 2050 or upon the death, bankruptcy or dissolution of any Members holding percentage interests of at least thirty percent unless the Members initiate actions to continue the Company's operations.

2. Significant Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash

Cash consists of deposits with financial institutions. The Company does not carry any short-term investments considered as cash equivalents.

Investment Securities

Investment securities are stated at fair value. As of December 31, 2001, the book value of investment securities approximated fair value.

Fee Income

The Company records fee income for investment advisory services as the services are performed for retainer fees and upon successful completion of an investment transaction for success fees.

Operating Leases

The Company leases office space from an unaffiliated company. The Company expensed $32,437 for all operating leases during 2001.

Income Taxes

The Company is classified as a partnership for income tax purposes. As such, no income tax provision has been recorded and the Members include their respective allocation of the Company's income or loss in their own income for income tax purposes.

3. Related Party Transactions

During the first two months of 2001, the Company received accounting and administrative support from a Member. Total expense related to this accounting and administrative support was $4,000 for 2001.

The Company has entered into a joint venture with Members of the Company. The joint venture, C Partners General Partnership, acts as general partner in Caledonian Energy Auction Partners I, LLC, Caledonian Energy Auction Partners II, LLC, and Caledonian Energy Auction Partners III, LLC. The Company has not contributed any capital or assets to the joint venture, however Members' contribute advisory services. The Company recognized $34,601 in income from the joint venture during the year ended December 31, 2001.

4. Subordinated Loan

The Company has a subordinated loan agreement payable to a Member of the Company. The loan matures December 31, 2002 and bears interest at 8.0% per annum. The loan is subordinated to the claims of general creditors and is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that the subordinated loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain minimum net capital as defined, to be 6-2/3% of aggregate indebtedness, as defined or $5,000, whichever is greater. At December 31, 2001, the Company had net capital of $51,170 which exceeded requirements by $46,170. The Company's net capital ratio was 0.64 to 1.

Supplemental Information

Caledonian Investment Partners LLC

Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Computation of Net Capital	
Total Members' equity from Statement of Financial Condition	**$ 51,646**
Add: Allowable subordinated liability	**60,000**
Total capital and allowable subordinated liability	**111,646**
Deductions and/or charges:	
Nonallowable assets:	
Trade account receivables	**26,544**
Investment securities	**18,900**
Investment in joint ventures	**10,872**
Other assets	**4,160**
Total deductions and charges	**60,476**
Net capital before haircuts on securities positions	**51,170**
Haircuts on securities:	
Total haircuts	**-**
Net capital	**$ 51,170**
Computation of Aggregate Indebtedness	
Unearned revenue	**$ 16,667**
Accrued expenses	**16,327**
Total aggregate indebtedness	**$ 32,994**

Caledonian Investment Partners LLC

Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (continued)

December 31, 2001

Computation of Basic Net Capital Requirement	
Minimum net capital required based on aggregate indebtedness	**$ 2,200**
Minimum dollar requirement	**5,000**
Net capital requirement	**5,000**
Excess net capital	**$ 46,170**
Ratio: Aggregate indebtedness to net capital	**0.64 to 1**

There were no material differences between this computation of net capital and the corresponding unaudited computation prepared by the Company included in Part IIA of Form X-17A-5 as of December 31, 2001.

Caledonian Investment Partners LLC

Statement Regarding SEC Rule 15c3-3

December 31, 2001

The Company claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(ii) of the Rule as all customer transactions are cleared through another broker dealer on a fully disclosed basis.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Report of Independent Accountants

The Members
Caledonian Investment Partners LLC

In planning and performing our audit of the financial statements of Caledonian Investment Partners LLC (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 15, 2002